FORM 11-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

(Mark One)

[X] Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended DECEMBER 31, 2004

OR

[ ] Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from ____________________ to ____________________

Commission file number ____________ 0-49807 ____________

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

WASHINGTON GAS LIGHT COMPANY
SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Washington Gas Light Company
101 Constitution Avenue, N.W.
Washington, D.C. 20080

Table of Contents

Mitchell & Titus, LLP

Certified Public Accountants
and Consultants

1129 20th Street, NW
Washington, DC 20036
Tel (202) 293-7500
Fax (202) 822-8126
washington.office
@mitchelltitus.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator
Washington Gas Light Company Savings Plan
Washington, D.C.

We have audited the accompanying statements of net assets available for benefits of the Washington Gas Light Company Savings Plan (the "Plan") as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the Plan's basic financial statements taken as a whole. The supplemental schedule of assets - held at end of year (Schedule H – Line 4i) as of December 31, 2004 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2004 financial statements and, in our opinion, is fairly stated in all material respects, in relation to the basic financial statements taken as a whole.

Mitchell & Titus, LLP

June 28, 2005

Washington Gas Light Company Savings Plan
Statements of Net Assets Available for Benefits
As of December 31,

	2004	2003
Assets		
Investments (Notes 2 & 6)	**$ 118,891,232**	$ 116,698,918
Loan Fund (Note 2)	**2,028,713**	1,946,149
Total Assets	**120,919,945**	118,645,067
Net Assets Available for Benefits	**$ 120,919,945**	$ 118,645,067

The accompanying notes are an integral part of these statements.

Washington Gas Light Company Savings Plan
Statements of Changes in Net Assets Available for Benefits
For the Years Ended December 31,

	2004	2003
Net Assets Available For Benefits		
Beginning of Year	**$ 118,645,067**	$ 99,957,917
Additions:		
Contributions		
Employee	**5,596,095**	5,330,831
Employer	**2,038,338**	2,052,168
Interest	**112,525**	135,525
Dividends	**3,587,213**	3,118,200
Realized Loss	**(2,091,371)**	(5,414,042)
Unrealized Gain	**9,014,838**	21,851,102
Total Additions	**18,257,638**	27,073,784
Deductions:		
Withdrawals	**(15,182,275)**	(7,644,695)
Loan Principal Payments	**(796,617)**	(738,492)
Fees	**(3,868)**	(3,447)
Total Deductions	**(15,982,760)**	(8,386,634)
Net Increase	**2,274,878**	18,687,150
Net Assets Available for Benefits		
End of Year	**$ 120,919,945**	$ 118,645,067

The accompanying notes are an intergral part of these statements.

NOTES TO FINANCIAL STATEMENTS

NOTE 1—SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements are reported using the accrual basis of accounting. Washington Gas Light Company Savings Plan (Savings Plan or Plan) investments in marketable securities are valued at quoted market prices. Schedule H, which follows the Notes to Financial Statements, shows the cost and fair value of the investments.

Estimates

In conformity with accounting principles generally accepted in the United States of America, the preparation of the financial statements requires the Plan Administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results may differ from those estimates.

NOTE 2—DESCRIPTION OF THE SAVINGS PLAN

Eligibility

Management employees of Washington Gas Light Company (Company) and certain of its affiliates are eligible to participate in the Savings Plan on the date that they become an employee.

Contributions

The Savings Plan permits employees to contribute on both an after-tax and pre-tax basis. Contributions that are made on a pre-tax basis to the Savings Plan, up to $13,000 in 2004 (or 50% of base compensation, whichever is less), are not reported as gross income on participating employees' respective Federal income tax returns for the year in which the contributions are made. The Company contributes as a pre-tax matching contribution 100% of the first 4% of an employee's pre-tax contribution. (Employees who are age 50 or older may contribute an additional $3,000 in 2004, however there is no employer match for these contributions.) These contributions reduce the amount of the employee's income subject to income tax withholding, and are generally taxable when they are withdrawn or distributed to the participating employee.

Dividends, interest and other income attributable to employee contributions under the Savings Plan are not taxable to the participating employee when received by the Trustee and credited to the employee's account. These amounts are generally taxable when they are withdrawn or distributed to the participating employee.

Under the after-tax provision of the Savings Plan, employees may contribute as a basic (match-qualifying) contribution up to 4% of their base compensation (as defined). The Company contributes as an after-tax matching contribution 100% of the first 2% of an employee's after-tax basic contribution and 50% of the next 2% of an employee's basic after-tax contribution. The Plan also includes an after-tax provision for voluntary contributions. Under this provision, employees may contribute up to 10% of base compensation on an after-tax basis. There is no employer match for voluntary contributions. Accordingly, on an after-tax basis, employees may contribute up to 14% of base compensation.

Employees may not contribute more than 50% of their total base compensation in pre-tax and after-tax contributions subject to the dollar limits described above. For employees contributing under both the pre-tax and after-tax portions, match-qualifying contributions are considered made under the pre-tax provision of the Savings Plan. The Company may, at its discretion, make an additional contribution to those participants who are employed by the Company at the end of the plan year. In addition, the Company may, at its discretion, make additional matching contributions on behalf of certain non-highly paid participants in order to satisfy the non-discrimination requirements of the Intemal Revenue Code.

The Savings Plan allows employees to make rollover contributions of funds from other similar qualified plans related to previous employers. The rollover contributions must satisfy the requirements of the Intemal Revenue Code.

Vesting

Employees are 100% vested at all times in the amounts credited to their accounts.

Investment Alternatives

The following is a description of each investment offered to participants at December 31, 2004. With the exception of the description for WGL Holdings, Inc. Common Stock, the description for each fund was derived from materials published by the fund sponsor. Such descriptions should be read in conjunction with the prospectus of the fund. Information on WGL Holdings, Inc. can be obtained from the annual and quarterly reports of WGL Holdings, Inc. filed with the Securities and Exchange Commission.

- *Stable Value Fund (Putnam Stable Value Fund)*—Seeks preservation of principal and a stable rate of return by investing in a diversified group of high quality investment contracts.

- *Equity Income Fund (Fidelity Group Mutual Fund)*—Invests primarily in income-producing equity securities that seek dividend yields that are higher than the composite yield on the stocks in the S&P 500 index

- *New Opportunities Fund (Putnam Group Mutual Fund)*—Seeks long-term growth by investing primarily in common stocks of smaller and newer companies that Putnam Management believes offer above-average long-term growth potential.

- *Voyager Fund (Putnam Group Mutual Fund)*—Aggressively seeks growth by investing in a combination of smaller companies expected to grow over time, as well as in larger, more-established corporations.

- *International Stock Fund (T. Rowe Price Group Mutual Fund)*—Seeks total return on its assets from long-term growth of capital and income. The fund ordinarily invests at least 65% of its assets in the common stocks of established non-U.S. companies.

- *Conservative Portfolio (Putnam Group Asset Allocation Mutual Fund)*—Majority of investment focuses on fixed-income securities for income and capital preservation, with less emphasis on long-term growth, but also includes some stocks to boost returns.

- *Balanced Portfolio (Putnam Group Asset Allocation Mutual Fund)*—Balanced between stocks and bonds to offer growth potential with less volatility than the Growth Portfolio.

- *Growth Portfolio (Putnam Group Asset Allocation Mutual Fund)*—Majority of the investment is diversified among different common stocks to maximize potential for long-term growth.

- *Fidelity Low-Priced Stock Fund* -- Seeks a rise in principal by investing mainly in smaller companies whose shares are trading at a low price.

- *Vanguard 500 Index Fund* – Seeks to provide long-term growth of capital and income by investing in all 500 stocks that make up the Standard & Poor's 500 Index in proportion to their weightings in the index.

- *Vanguard Total Bond Market Index Fund*– Attempts to track the performance of the Lehman Brothers Aggregate Bond Index, which is a widely recognized measure of the entire taxable U.S. Bond market. The index consists of more than 5,000 U.S. Treasury, federal agency, mortgage-backed, and investment-grade corporate securities. Lehman Brothers is a registered trademark of Lehman Brothers, Inc.

- *WGL Holdings, Inc. Common Stock*—This fund invests only in the common stock of WGL Holdings, Inc. which may be purchased (1) directly from WGL Holdings, Inc., (2) at a public sale on a recognized exchange, or (3) from a private source at a price no higher than would have been payable under (2). The price for all common stock purchased directly from WGL Holdings, Inc. is the average of the high and low prices for the WGL Holdings, Inc. common stock from the close of the previous business day when the Company has wired to the trustee contributions and/or loan repayment amounts. All cash dividends paid on the shares in this investment are reinvested in WGL Holdings, Inc. common stock. Any shares resulting from a stock split or stock dividend on common stock credited to a participant's account are added to the participant's account.

Distributions

When an employee retires or otherwise terminates employment with the Company due to disability or death, the employee (or employee's beneficiary where termination is due to death) is eligible to receive his/her contributions, Company contributions made to the employee's account, plus interest and dividends earned to the latest valuation date on both amounts. The employee (or employee's beneficiary) may elect to receive the distribution in either a lump sum or annual payments not to exceed ten years or such longer period as may be permitted by the required minimum distribution rules. When an employee terminates employment for reasons other than retirement, disability or death, the employee (or employee's beneficiary) is eligible to receive his/her contributions, Company contributions made to the employee's account, plus interest and dividends earned to the latest valuation date on both amounts as a lump-sum distribution.

In-Service Withdrawals

Participants can make withdrawals of after-tax employee contributions, rollover contributions and matured Company contributions (as defined) once every six months. Participants can make withdrawals of pre-tax contributions in the event of financial hardship (as defined) or after attaining age 59-1/2.

Loans

The pre-tax feature of the Savings Plan includes loan provisions to provide additional liquidity to participants. Repayment of loans cannot exceed five years with the exception of loans for the purchase of the participant's primary residence, in which case the repayment period cannot exceed 25 years. The outstanding balances of loans made to participants are shown on the Statements of Net Assets Available for Benefits as the Loan Fund.

Administration

The Savings Plan is administered by the Vice President, Human Resources and Organizational Development, and the Vice President and Chief Financial Officer of Washington Gas Light Company.

A separate account is maintained for each participant in the Savings Plan. A participant's contribution, as well as the corresponding Company contribution, is credited directly to his/her individual account. Investment earnings are allocated to participants' accounts in accordance with the Savings Plan. Earnings on the accounts are determined on an accrual basis and include any realized or unrealized gains or losses. The Company has retained an outside firm as recordkeeper to maintain participants' accounts and to record contributions and allocate earnings to the participants in accordance with the Savings Plan.

Amendment or Termination

The Savings Plan may be amended or terminated by the Company at any time, for any lawful reason, without advance notice. Upon termination, all amounts credited to participants will be distributed in accordance with the provisions of the Savings Plan.

NOTE 3—TAX STATUS

The Savings Plan obtained its latest determination letter on March 5, 2003, in which the Internal Revenue Service stated that the Plan, as amended and restated effective January 1, 2001, is in compliance with applicable requirements under the Internal Revenue Code. The Plan Administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable qualification requirements of the Internal Revenue Code. Thus, no provision for income taxes has been included in the financial statements.

NOTE 4—SAVINGS PLAN EXPENSES

Substantially all administrative expenses of the Savings Plan, excluding fees for the audit of the Plan's financial statements, were paid by the Plan.

NOTE 5—PLAN AMENDMENTS

The Plan was amended effective January 1, 2003 to comply with changes in the minimum distribution requirements. The Plan also was amended on December 22, 2004 and April 5, 2005 to reflect certain Plan design changes and to comply with the new requirements for the automatic rollover of certain cash-out distributions.

NOTE 6—INVESTMENTS

The Saving Plan's investments are held by a trustee. The accompanying Schedule H presents the fair value of investments as of December 31, 2004. The fair value of the investments, including those investments that represent 5% or greater of the Plan's beginning Net Assets Available for Benefits, are as follows as of December 31 of the applicable year:

Description of Assets	2004	2003
Putnam Stable Value Fund	**$28,648,196**	$29,095,024
Fidelity Equity Income Fund	**19,580,634**	19,160,488
Fidelity Low-Priced Stock Fund	**7,417,323**	6,197,743
Putnam New Opportunities Fund	**12,661,772**	12,697,572
Putnam Voyager Fund	**14,109,173**	16,501,805
WGL Holdings, Inc. Common Stock	**12,966,876**	13,055,464
Total 5% or Greater of Net Assets	**95,383,974**	96,708,096
T-Rowe Price International Stock Fund	**4,044,847**	3,293,802
Putnam Conservative Portfolio	**2,123,055**	2,121,935
Putnam Balanced Portfolio	**5,039,283**	4,235,998
Putnam Growth Portfolio	**5,443,085**	4,547,563
Vanguard Total Bond Market Index Fund	**2,797,114**	2,860,735
Vanguard 500 Index Fund	**4,059,874**	2,930,789
Total Investments	**$118,891,232**	$116,698,918

The following presents both the realized and unrealized gains and losses that resulted in an overall net appreciation of the Savings Plan investments:

Appreciation/(Depreciation) of Assets

Realized Gain/(Loss)	2004	2003
Fidelity Equity Income Fund	**$ 541,343**	$ (305,484)
Fidelity Low-Priced Stock Fund	**487,794**	12,181
Putnam New Opportunities Fund	**(1,413,167)**	(2,232,960)
Putnam Voyager Fund	**(2,379,701)**	(2,421,204)
T. Rowe Price International Stock Fund	**34,494**	(120,581)
Putnam Asset Allocation Funds:		
Conservative Portfolio	**(28,919)**	(37,755)
Balanced Portfolio	**(13,686)**	(284,902)
Growth Portfolio	**3,100**	(268,330)
WGL Holdings, Inc. Common Stock	**581,060**	165,302
Vanguard Total Bond Market Index Fund	**(10,107)**	43,332
Vanguard 500 Index Fund	**106,418**	36,359
Total Realized Loss	**(2,091,371)**	(5,414,042)
Unrealized Gain/(Loss)		
Fidelity Equity Income Fund	**571,975**	4,051,944
Fidelity Low-Priced Stock Fund	**538,685**	1,253,387
Putnam New Opportunities Fund	**2,549,829**	5,451,208
Putnam Voyager Fund	**3,079,546**	5,882,501
T. Rowe Price International Stock Fund	**408,789**	812,898
Putnam Asset Allocation Funds:		
Conservative Portfolio	**100,431**	273,592
Balanced Portfolio	**357,308**	941,889
Growth Portfolio	**492,304**	1,198,643
WGL Holdings, Inc. Common Stock	**754,886**	1,670,998
Vanguard Total Bond Market Index Fund	**(770)**	(72,394)
Vanguard 500 Index Fund	**161,855**	386,436
Total Unrealized Gain	**9,014,838**	21,851,102
Net Appreciation of Assets	**$ 6,923,467**	$ 16,437,060

NOTE 7—SUBSEQUENT EVENT

Effective January 18, 2005, the Plan Administrator appointed CitiStreet as service provider for the Plan and State Street Bank and Trust Company as trustee for the Plan, thereby replacing Putnam Investments. The Plan Administrator also approved changes in the investment alternatives in which participants may elect to invest their assets under the Plan.

WASHINGTON GAS LIGHT COMPANY SAVINGS PLAN

Schedule H, Line 4i - Schedule of Assets (Held at End of Year) b/

As of December 31, 2004

EIN: 53-0162882

Plan No: 003

Name of Issuer	Number of Participants a/	Number of Shares	Account Balance at Cost	Market Value	Percent of Net Assets Available for Benefits at End of Year
Putnam Stable Value Fund	688	-	$ 28,648,196	$ 28,648,196 a/	24%
Fidelity Equity Income Fund (@$52.78/Share)	589	370,985.870	19,008,659	19,580,634	16%
Fidelity Low-Priced Stock Fund (@$40.25/Share)	247	184,281.310	6,878,638	7,417,323	6%
Putnam New Opportunities Fund (@$42.83/Share)	508	295,628.577	10,111,943	12,661,772	10%
Putnam Voyager Fund (@$17.14/Share)	522	823,172.294	11,029,627	14,109,173	12%
T. Rowe Price International Stock Fund (@$12.93/Share)	297	312,826.506	3,636,058	4,044,847	3%
Putnam Asset Allocation—Conservative Portfolio (@$9.14/Share)	160	232,281.758	2,022,624	2,123,055	2%
Putnam Asset Allocation—Balanced Portfolio (@$10.62/Share)	213	474,508.765	4,681,975	5,039,283	4%
Putnam Asset Allocation—Growth Portfolio (@$11.18/Share)	266	486,859.115	4,950,781	5,443,085	5%
WGL Holdings, Inc. Common Stock (@$30.84/Share)	740	420,456.412	12,211,990	12,966,876	11%
Vanguard Total Bond Market Index Fund (@$10.27/Share)	189	272,357.705	2,797,884	2,797,114	2%
Vanguard 500 Index Fund (@$111.64/Share)	216	36,365.765	3,898,019	4,059,874	3%
Total	4,635		$ 109,876,394	$ 118,891,232	98%

a/ The investments in the Stable Fund are stated at Contract value as they are insured contract investments. Employee counts are not maintained by individual investments within the Stable Value Fund.

b/ Excludes the value of the Loan Fund of $2,028,713.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

WASHINGTON GAS LIGHT COMPANY SAVINGS PLAN

Date: June 29, 2005

Frederic M. Kline (Plan Administrator)
Vice President and
Chief Financial Officer
Washington Gas Light Company

Date: June 29, 2005

William Zeigler, Jr. (Plan Administrator)
Vice President, Human Resources and
Organizational Development
Washington Gas Light Company

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement (File No. 333-104572) on Form S-8 of Washington Gas Light Company of our report dated June 28, 2005, relating to the statements of net assets available for benefits of Washington Gas Light Company Savings Plan as of December 31, 2004 and 2003, the related statements of changes in net assets available for benefits for the years then ended, and the related supplemental schedule, which report appears in the December 31, 2004 Annual Report on Form 11-K of the Washington Gas Light Company Savings Plan.

Mitchell & Titus, LLP

Washington, D.C.
June 28, 2005